New York Life Insurance Company

44 South Broadway

White Plains, NY 10601

(914) 960-4141 (cell)

E-Mail: laura_bramson@newyorklife.com

Laura Bramson

Associate General Counsel

October 9, 2020

VIA E-MAIL AND EDGAR

Mark Cowan, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	New York Life Insurance and Annuity Corporation (“NYLIAC”)

Initial Registration Statement filed on Form N-4

•	NYLIAC Variable Annuity Separate Account-III, File Nos.

811-08904/333-239752 (New York Life IndexFlex Variable Annuity and New York Life IndexFlex Variable Annuity – FP Series)

Dear Mr. Cowan:

Thank you for your review of the above-referenced filings. We are providing responses to the comments of the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) provided by letter that we received on September 4, 2020, in connection with the above-referenced registration statements (the “Registration Statements”) filed on July 8, 2020. For your convenience each of those comments is set forth below, followed by our response to the comment.

GENERAL

1.    Staff Comment:

Please confirm that all missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment to the registration statement.

Response: We expect to file two pre-effective amendments. The first will contain responses to your September 4 comment letter, and the second will contain responses to any additional comments and include the financial statements and additional required exhibits, if any.

2.    Staff Comment:

Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any policy features or benefits, or whether NYLIAC will be solely responsible for any benefits or features associated with the policies.

Response: There are no guarantees or support agreements with third parties to support any policy features or benefits. NYLIAC will be solely responsible for benefits or features associated with the polices.

3.    Staff Comment:

Please note that comments we give on disclosure in one section apply to other sections of the filing that contain the same or similar disclosure.

Response: We have made changes in response to your comments in all applicable sections of the filing.

COVER PAGE

1.    Staff Comment:

In the second paragraph…please add that withdrawals and full surrender may be subject to surrender charges, federal and state income taxes and a 10% federal penalty tax if withdrawn before age 59-1/2.

Response: Some of this proposed language was already included. We revised the second paragraph to provide that “Some withdrawals, including full surrenders, may be subject to a surrender charge, federal and state income taxes, and/or a 10% federal penalty tax if withdrawn before age 59-1/2”.

2.    Staff Comment:

The cover page states that the indexes available under the Index-Linked Strategies are the Standard and Poor’s 500 Index (S&P 500) and the Russell 2000 Index (Russell 2000). In order to avoid investor confusion, please use the full name of the indexes applicable to the Index-Linked Strategies, which are the S&P 500®Index (Price Return Index) and Russell 2000®Index (Price Return Index). Please also state that the indexes being used are price indexes only (i.e., they do not reflect any dividends being paid by the constituent issuers). Please revise the disclosure throughout as appropriate.

Response: Comment complied with. We have revised the index names on the cover page and throughout the prospectus, and we indicated that the indexes do not reflect dividends.

3.    Staff Comment:

Please disclose that all guarantee and obligations under the policies, including those arising from investments in the Index-linked Strategies and the Fixed Account are obligations of NYLIAC, and are subject to the financial strength and claims paying ability of NYLIAC.

Response: Comment complied with.

4.    Staff Comment:

Please define all capitalized terms upon first use (e.g., Segment, Crediting Method, Index Performance, Segment Start Date, Segment Maturity Date, Segment Value and Interest Crediting Method).

Response: We added a general statement that all capitalized terms are defined in the Definitions section of the prospectus. We also removed from the cover page some of the disclosure that used defined terms, because that disclosure is not required on the cover page,and appears elsewhere in the prospectus.

5. Staff Comment:

The disclosure notes, “For certain California policies, your Accumulation Value may be allocated to the Fixed Account during the Free Look period.” Please use “initial premium payments” in place of “Accumulation Value.” Also, later disclosure indicates that there are states in addition to California that require return of premium payments in the event the policy is cancelled during the Free Look period. Are these premium payments also held in the Fixed Account during the Free Look period? Please revise the disclosure throughout as appropriate.

Response: We changed “Accumulation Value” to “premium payment”. The policies are modified single premium policies, so there is no need to distinguish between the initial premium payment and later premium payments. California is the only state that requires the premium payment to be held in the Fixed Account during the free look period. Accordingly, we have not revised the free look disclosure elsewhere in the prospectus.

PROSPECTUS

Definitions

6. Staff Comment:

a. Interest Crediting Method. If true, please revise the second sentence to state,“NYLIAC may offer other Interest Crediting Methods or stop offering currently available Interest Crediting Methods in the future only for new Segments.

Response: Comment complied with.

b. Segment Value. It is our understanding that Segment Value is not adjusted daily during a Segment, except for withdrawals. Accordingly, in the second sentence, please revise the reference to the Segment Value on any other date being equal to Segment Value as of the “previous day,” to “Segment Start Date.”

Response: We did not make the suggested change because the existing definition of Segment Value is accurate. It is true that Segment Value is not adjusted daily, but a Segment Value could be adjusted during a Segment when a premium is sent in separate installments, as described in the “Policy Application and Premium Payments” section. For example, a client may allocate $25,000 to an Initial Term Strategy on the application, but on the policy date we may only receive $10,000 in premium. The remaining premium may be sent to us in the 90-day period during which we accept additional premium payments identified in the application. That additional premium payment would increase the Segment Value as of the date it is received.

Fees and Expenses

7. Staff Comment:

a. The fee table includes a line for the “Current Mortality and Expense Risk and Administrative Costs Charge (calculated as a percentage of daily average Variable Accumulation Value).” Please revise, if true, to say, “(calculated as an annualized percentage of daily average Variable Accumulation Value).”

Response: Comment complied with.

b. We note that there is no difference between the guaranteed maximum and current charge for both the Surrender Charge and Mortality and Expense Risk and Administrative Costs Charge. Please revise the Fee Table to show only the guaranteed maximum charge for these charges.

Response: We have removed the lines in each chart showing guaranteed maximum charges, and revised the description of charges to reflect that the current charges are also the guaranteed maximum charges.

c. Please delete the footnote stating, “The length of the Surrender Period will determine the length of any Initial Term Strategy to which you may allocate your premium.” The footnote disclosure is confusing because it is not a clarification of the charges.

Response: Comment complied with.

d. Please include the $20 fee for each payment returned for insufficient funds in “Policyowner Transaction Expenses.”

Response: Comment complied with.

Expense Examples

8. Staff Comment:

The disclosure in the third sentence to the Examples is confusing. Please revise this sentence to state: “The table reflects the maximum charges and expenses under the policies (i.e., policyowner transaction expenses, separate account annual expenses, and portfolio company fees and expenses).”

Response: Comment complied with.

Condensed Financial Information

9. Staff Comment: Please confirm supplementally that condensed financial information has not been provided for any subaccount offered under the policies covered by this registration statement because no such subaccount has commenced operations as of the date of the prospectus. Alternatively, if any subaccount has been previously made available under any other policy offered through the same separate account (e.g., the other policy has the same underlying fund option and same total separate account expense), then please include in the prospectus the accumulation unit values and number of accumulation units outstanding for each such subaccount from the date of its inception (or for ten years, if less). See Form N-4, Item 4(a), Instruction 1.

Response: We have added Condensed Financial Information as of December 31, 2019 for those subaccounts made available under another NYLIAC variable annuity with total separate account charges of 1.20% offered through the same separate account. We confirm that no condensed financial information is being provided for subaccounts offered through New York Life IndexFlex policies with total separate account charges of 1.30% or 1.25% , because no such subaccount has commenced operations in the same separate account as of the date of the prospectus.

Summary

10. Staff Comment:

a. Choosing a Surrender Charge Period. In order to assist an investor in determining which surrender period option to elect, please add disclosure similar to the following: “When considering which surrender charge period to select, unless you anticipate needing to make a surrender or withdrawals that exceed the surrender charge free amount in year 6 or 7 of your policy, it may not be in your interest to choose a shorter surrender charge period and thereby incur higher M&E charges for the life of the policy.” Please also add this disclosure in the sections entitled “Selecting the Annuity That’s Right for You” on page 19 and “Surrender Charges” on pages 30-31.

Response: We have added disclosure to the Summary, and to the “Selecting the Annuity That’s Right for You” and “Surrender Charges” sections, that lists factors to consider in choosing a Surrender Charge Period. These include not just the amount of the charge, and any expected need to make withdrawals, but also other factors relating to investments in the Index-linked Account, such as the length of each Initial Term Strategy. The length of an Initial Term Strategy will affect the applicable Cap Rates and Flat Rates for that Initial Term Strategy. The new disclosure advises the reader to consider these factors.

b. Allocating Your Premium.

i. Please make clear how soon after the Policy Issue Date, a Recurring Term Strategy will be available as an Allocation Option. Is it only available following the end of the Initial Term Strategy? Or is it available anytime for transfers from the Investment Division or Fixed Account, regardless of whether premium payments have been allocated to an Initial Term Strategy?

Response: We clarified that the Recurring Term Strategies are available as Allocation Options beginning the day after the policy is issued, both in the Summary and in the Index-linked Account sections.

ii. As noted on page 39, please disclose, “During the Surrender Charge Period, the Cap Rates and the Flat Rates for the Recurring Term Strategies will never exceed the rates on the Policy Data Page applicable to the similar Initial Term Strategies.”

Response: Comment complied with.

iii. The prospectus states, “Contact your registered representative for information about current Cap Rates and Flat Rates for the Recurring Term Strategies.” Please state if these rates will be available on NYLIAC’s website.

Response: These rates will not be available on NYLIAC’s website. Recurring Term Cap and Flat Rates are, in effect, personalized for each policyholder, because the rates depend on the Cap and Flat Rates for the Initial Term Strategies made available to each policyholder as of the policy issue date. Initial Term Cap and Flat Rates, and Recurring Term Cap and Flat Rates, are reset regularly to reflect the current interest rate environment, consistent with industry practice for fixed annuities. It would be complex and potentially confusing to present website disclosure of Recurring Term rates for all investors. Investors can get information about current rates from their registered representative or by contacting NYLIAC by telephone.

c. Withdrawals and Surrenders. According to the disclosure, “If you want to withdraw money from your policy or surrender it, depending on how long you have owned the policy you may pay a surrender charge for withdrawals that exceed the surrender charge free amount (usually 10% of the Accumulation Value during the surrender charge period).” Please disclose the circumstances when the free amount is different.

Response: We have added more details about how the surrender charge free amount is calculated.

In addition, the disclosure notes that the surrender charge is assessed as a percentage of the amount withdrawn or surrendered during “the first seven Policy Years.” Please make it clear that it could be the first seven, six or five Policy Years depending on the Surrender Period elected.

Response: Comment complied with.

New York Life Insurance and Annuity Corporation

11. Staff Comment: Please include the address of the depositor. Item 5(a) of Form N-4.

Response: Comment complied with. We note that the address was also included on the Cover Page of the prospectus.

The Portfolios

11. Staff Comment:

Please bold (or otherwise make more prominent) the following disclosure:

Please refer to the accompanying prospectuses of the respective Funds for a complete description of the Funds, the investment advisers, the subadvisers, and the Portfolios. The Funds’ prospectuses should be read carefully before any decision is made concerning the allocation of premium payments to an Investment Division corresponding to an Eligible Portfolio.

Response: Comment complied with.

Additions, Deletions or Substitutions of Investments

13. Staff Comment:

In the first sentence of the second paragraph of this section, please clarify that the registrant will secure any necessary regulatory approval prior to any substitution of shares in an Investment Division. Also, please disclose what happens to shares invested in an Eligible Portfolio that is substituted or deleted (e.g., NLIAC will not move an Owner’s assets from an Eligible Portfolio without the Owner’s consent, except as permitted by applicable Commission or staff positions in connection with a substitution, merger or liquidation).

Response: We have added to the first sentence of the second paragraph of this section language stating that we will not make a substitution until we have obtained all necessary regulatory approvals. We do not believe it is appropriate to include the remaining disclosure, as the policy does permit NYLIAC to move an Owner’s assets without the Owner’s consent in certain situations, including: (i) when the amount remaining in an Investment Division would be less than $25, and (ii) after a partial withdrawal request, if the remaining Accumulation Value would provide Income Payments of less than $20 per month. We also do not believe that it is necessary to disclose in the prospectus that NYLIAC will not take any action that is contrary to Commission or staff positions.

Accumulation Units

14. Staff Comment:

Please disclose how purchase payments are credited, specifically: how accumulation unit value is determined and how the number of accumulation units credited to a contract is determined. See Item 10(a)(iii) of Form N-4. Please also include this disclosure, where appropriate, for the Index-Linked Account Accumulation Units and Fixed Account Accumulation Units.

Response: We have added more detail about how Accumulation Units are credited, and how the number of accumulation units credited to a contract is determined. We note that the Statement of Additional Information “includes the formula used for calculating accumulation units”, consistent with SEC Staff comments received in the past on other variable annuity registration statements. The prospectus notes that such information is available in the SAI.

Amounts in the Index-linked Account and the Fixed Account are not expressed in Accumulation Units. Accordingly, we have not added disclosure about Accumulation Units to those sections.

15. Staff Comment:

Please provide the identity and address of any administrators or servicing agents, including a brief description of the services provided. See Item 5(f) of Form N-4.

Response: There are no administrators or servicing agents that provide significant administrative or business affairs management services to NYLIAC.

The Policies

16. Staff Comment:

Please delete the second sentence of the last paragraph on page 19, which states: “See your policy or specific variations because any such state variations will be included in your policy or in riders or endorsements attached to your policy”. Please add disclosure stating that all material state variations are specified in the prospectus or in an appendix to the prospectus.

Response: We revised the disclosure about state variations to clarify that all material state variations are noted in the prospectus or Appendix 2 to the prospectus, and to advise that the policy/riders/endorsements are also sources of information about state variations. The disclosure added is consistent with disclosure added to other NYLIAC variable annuity prospectuses based on similar prior staff comments.

Policy Application and Premium Payments

17. Staff Comment:

Please include the identity of the principal underwriter. See Item 10(d) of Form N-4.

Response: The principal underwriter is identified in the “Distribution and Compensation Arrangements” section of the prospectus.

Your Right to Cancel (“Free Look”)

18. Staff Comment:

a.

If true, please revise the following sentences to indicate that there will be no deduction of any fees and charges when a policy is cancelled pursuant to the Free Look right, as follows: “Except where you are entitled by law to receive the total of premium payments less any prior partial withdrawals, we will promptly return the Accumulation Value, calculated as of the Business Day that either the registered representative through whom you purchased the policy or VPSC or the New York Life Annuities Service Center receives the policy along with a written request for cancellation in Good Order, but without any deduction for premium taxes, a surrender charge or other fees and charges.”

b.

The second paragraph notes, “If you are entitled to receive the total of premium payments less any prior withdrawals, but your Accumulation Value is higher than that amount as of the date your written request for cancellation is received in Good Order, we will return the Accumulation Value, calculated as set forth above and subject to the deductions noted above.” As there are no deductions noted in the above disclosure, if true, please change to, “… without deductions of premium taxes, a surrender charge or other fees and charges

Response: We revised the disclosure in this section to better clarify that there will not be any premium taxes or surrender charges deducted from the amount returned to a policyowner who exercise the right to cancel. We note that it is not accurate to state that no other fees and charges would be deducted, because, for individuals to whom we are returning their Accumulation Value, the Variable Accumulation Value will reflect M&E charges and fund expenses.

Issue Ages

19. Staff Comment:

The disclosure notes, “all funds must be received by us no later than 60 days from the date the Owner or Annuitant, as applicable, becomes age 81,whichever comes first.” Please delete the qualification or explain to the staff how it is applicable.

Response: This qualification is applicable when the owner and the annuitant are not the same person. If the Owner reaches age 81 before the Annuitant does, then all funds must be received by us no later than 60 days from when the Owner becomes age 81. If the Annuitant reaches age 81 before the Owner does, then all funds must be received by us no later than 60 days from when the Annuitant reaches age 81.

Transfers

20. Staff Comment:

a.	Please disclose whether withdrawals from a Segment prior to the applicable Segment Maturity Date (or on the Segment Maturity Date) are allowed and the consequences of such a withdrawal.

Response: We added disclosure that withdrawals are permitted from a Segment at any time; however, no Index-linked Credit will be applied to amounts withdrawn before the Segment Maturity Date.

b.

With respect to Recurring Term Strategies, please specify how much advance notice an investor will receive regarding Cap Rates and Flat Rates for the subsequent term. Also, will these rates be published on NYLIAC’s website? If so, please disclose the website.

Response: We added disclosure to this section regarding when the Owner will be notified about the end of a Recurring Term Segment, and that the notification will explain the Owner’s options, including their right to cancel the automatic transfer to a new Segment and transfer the Segment Value to another Allocation Option up to 5 Business Days after the Segment Maturity Date. The ability to cancel a transfer after the Segment Maturity Date protects an Owner who is not satisfied with the Cap Rates or Flat Rates in effect on the Segment Maturity Date. We also added a reminder that the Owner can contact NYLIAC or their registered representative for more information about current Cap Rates and Flat Rates. For the reasons described in the Response to Staff Comment 10.b.iii, these rates will not be published on NYLIAC’s website.

Risks from Serious Infectious Disease Outbreaks

21. Staff Comment:

Significant market events have occurred as a result of the COVID-19 pandemic. Given that NYLIAC’s obligations under the policies are subject to the financial strength and claims-paying ability of NYLIAC, please consider whether this disclosure should be revised based on how these events could affect NYLIAC’s financial strength and claims-paying ability. If NYLIAC believes that no additional disclosure is warranted, please explain supplementally why not.

Response: The prospectus includes COVID-19 related disclosure in “THE POLICIES – Risks from Serious Infectious Disease Outbreaks” section. NYLIAC believes the existing disclosure appropriately describes the risks to investors of the COVID-19 pandemic. NYLIAC will continue to evaluate whether any disclosure changes are appropriate based on COVID-19 and related developments.

Electronic Delivery

22. Staff Comment:

Please consider revising the disclosure to address the changes in these procedures resulting from the new electronic delivery regime that commences on January 1, 2021.

Response: We have added the suggested disclosure about the changes in electronic delivery of annual and semi-annual financial reports for the funds that are effective January 1, 2021.

Riders

23. Staff Comment:

a.

Allocation Options - Initial Term Strategies Rider and Index-linked Account Allocation Options - Recurring Term Strategies Rider. Please delete the reference that these riders contain the terms of the Indexed-linked Strategies. The terms of the riders should be disclosed in the prospectus.

Response: We added disclosure that the terms of the Index-linked Strategies are described in the prospectus. Since the terms of the Index-linked Strategies are also set forth in the riders, we did not delete that disclosure.

b.	Living Needs Benefit/Unemployment Rider.

i.

Please explain to the staff how NYLIAC’s Suitability Standards will be applied in situations where different rights are available to an investor depending on which version of the policy is recommended. For example, we note that ‘disability’ is not a qualifying event under the rider in the NYLIAC registered representative policy for Connecticut purchasers, but “disability” is apparently available to Connecticut purchasers as a qualifying event under the rider for the third-party FP policies.

Response: A registered representative will never be in the position of having to make a recommendation between the New York Life IndexFlex Variable Annuity or the New York Life IndexFlex Variable Annuity – FP Series to a prospective purchaser. Registered representatives of NYLIFE Securities will be able to sell only the New York Life IndexFlex Variable Annuity, with the Living Needs Benefit/Unemployment Rider. Registered representatives of third-party firms will be able to sell only the New York Life IndexFlex Variable Annuity – FP Series, with the Living Needs Benefit Surrender Charge Reduction Rider. Accordingly, a registered representative will never be in the position of having to determine the relative suitability of the Living Needs Benefit/Unemployment Rider and the Living Needs Benefit Surrender Charge Reduction Rider.

ii. According to the disclosure, NYLIAC may also require proof of continued disability as of the date of the withdrawal. Please disclose that this applies only for the Qualifying Event of Disability. This comment is also applicable to the Living Needs Benefit Surrender Charge Reduction Rider.

Response: Comment complied with.

c.	Living Needs Benefit Surrender Charge Reduction Rider.

i.

According to the disclosure, this rider is included with all New York Life IndexFlex Variable Annuity – FP policies at no additional cost, except for policies issued in California. Please include the cost of the rider for policies issued in California in the table of Fees and Expenses. This comment is also applicable to the Home Health Care Rider.

Response: We revised this section, and the Home Health Care Rider section, to clarify that the riders are not available for policies issued in California, rather than there being a fee for the riders in California.

ii.

The disclosure notes that rider benefits and requirements to qualify for the rider benefits may not be the same in all jurisdictions. Please disclose these variations here or by cross reference to an appendix. This comment is also applicable to the Home Health Care Rider.

Response: For both the Living Needs Benefit Surrender Charge Reduction Rider and the Home Health Care Rider, we deleted the general statement that rider provisions may not be the same in all jurisdictions. We instead added disclosure listing the states where specific differences exist, and also added a cross reference to Appendix 2 for more information about those differences.

Exceptions to Surrender Charges

24. Staff Comment:

Exception (g) indicates the company will not assess a surrender charge “when a required minimum distribution calculated based on the value of this policy is made under a Qualified Policy (this amount will, however, count against the first exception).” Please explain what “count against the first exception” means in plain English.

Response: Comment complied with. We revised exception (g) to clarify that the amount of a required minimum distribution will be included when calculating the amount in exception (a).

Other Charges

25. Staff Comment:

Please indicate whether these charges are the maximum and/or current charge. Also, please provide the disclosure required by Item 6(d) of Form N-4.

Response: We revised the disclosure to indicate that these charges are both the current and the maximum charges. The disclosure required by Item 6(d) is provided in the Distribution and Compensation Arrangements section.

Surrenders and Withdrawals

26. Staff Comment:

Please disclose how fees and charges are deducted among the Allocation Options as well as the order of withdrawals from the Allocation Option.

Response: The “Surrenders and Withdrawals – (a) Surrenders” section discloses that we deduct the surrender charge from the amount paid. We added disclosure to the “Surrenders and Withdrawals – Partial Withdrawals” section about how fees and charges are deducted among the Allocation Options. We note that fees and charges are deducted pro rata from partial withdrawals, so the order of withdrawals from the Allocation Options is not a consideration.

Surrenders and Withdrawals, (a) Surrenders

27. Staff Comment:

The disclosure states that NYLIAC will pay proceeds in a lump sum “unless you elect a different Income Payment method.” The term “Income Payment” as defined in the prospectus refers to annuity payments. Please use a different term to refer to payments on full surrender.

Response: Comment complied with.

Surrenders and Withdrawals, (b) Partial Withdrawals

a.

According to the disclosure, “We will withdraw the amount from the Allocation Options in accordance with your request. However, if you do not specify how to allocate a partial withdrawal among the Allocation Options, we will deduct the partial withdrawal on a pro-rata basis.” Please specify whether this means withdrawal on a pro-rata basis from each of the Variable Options, Fixed Account Option and Indexed Option.

Response: We added disclosure to clarify that, if the Owner doesn’t specify how to allocate a partial withdrawal among the Allocation Options, we will deduct the partial withdrawal on a pro-rata basis from each of the Investment Divisions, Index-linked Strategies and the Fixed Account.

b.

The disclosure states partial withdrawals may be taxable transactions and the 10% penalty tax provisions may be applicable. Here, and elsewhere where this disclosure appears, please clarify that withdrawals, and, if true, a full surrender, could be subject to federal and state income taxes and a possible 10% federal penalty tax if withdrawn before age 59 1⁄2.

Response: The last sentence of the third paragraph under (b) Partial Withdrawals already states that partial withdrawals may be taxable and that a 10% penalty tax may be applicable.

Our Right to Cancel

29. Staff Comment:

According to the disclosure, “If the Accumulation Value of your policy would provide Income Payments of less than $20 per month on the Annuity Commencement Date, we reserve the right to terminate your policy subject to any applicable state insurance law or regulation.” Please disclose when this determination is made and whether a policyowner would receive advance notice.

Response: We added disclosure that we will exercise this right only if the Owner makes partial withdrawals that reduce the Accumulation Value such that Income Payments would be less than $20 per month, and that any decision to cancel will be made when we receive the Owner’s request to begin Income Payments. Advance notice would not apply in this situation, since we would only exercise our right to cancel upon affirmative actions by policyholder – first, making a partial withdrawal, and next, submitting a request to begin Income Payments.

Annuity Commencement Date

30. Staff Comment:

Please disclose the rules for determining the latest possible annuity commencement date. See Form N-4, Item 8(b).

Response: We added disclosure about how the latest possible annuity commencement date is determined.

Death Before Annuity Commencement

31. Staff Comment:

Please revise the second and following sentences to more clearly describe the process when more than one Beneficiary is named. Disclosure currently states that each Beneficiary will receive a pro rata portion of the policy, and then proceeds to state that the “remaining balance” will be distributed to “other Beneficiaries.” Please revise this disclosure to clarify that the “remaining balance will remain in the Investment Division(s) in which the policy is invested on the date we receive proof of death....”

Response: We revised this section in response to the Staff’s comment. The balance in the policy after paying each beneficiary will remain in each Allocation Option in which the policy was invested as of the date we received proof of death.

Income Payments, (a) Election of Income Payment Options

32. Staff Comment:

a.

Please revise the disclosure consistent with the requirements of Item 8 of Form N-4. For instance, we note that the material factors determining the level of annuity benefits and the frequency and duration of annuity payments (and effect on payment level) are not disclosed.

Response: The policies offer only fixed annuity payments. Accordingly, payments do not vary according to performance of variable investment options. The prospectus discloses that NYLIAC will make payments “in the same specified amount and over the life of the Annuitant(s) with a guarantee of 10 years of payments.” Also, the prospectus discloses that payments are provided “monthly.” Accordingly, payments do not vary based on frequency of payment. Also, the policy only describes one option (life with 10-year period certain). The prospectus discloses that payments will be affected by the “age of the Annuitant(s)” and by “gender” (if permitted). Therefore, we submit that the existing disclosure is responsive to the applicable N-4 requirements. We also note that the disclosure is consistent with disclosure that has existed for many years in other NYLIAC annuity prospectuses reviewed by the Staff. However, we have added disclosure regarding the fact that the policies offer only fixed annuity income payments.

b.

In addition, if true, please make clear that the Life Income – Guaranteed Period Payment Option (10 Years) is the only Income Payment option. Otherwise, please specify that this is the default if another option is not selected.

Response: We have clarified that the Life Income – Guaranteed Period Payment Option (10 Years) is the default option.

c.

Under Income Payment options involving life income, if true, please disclose that if the Payee dies before the first Income Payment under a life option with no guaranteed period, no Income Payments will be made upon annuitization.

Response: The policies do not offer a life option with no guaranteed period. Accordingly, we have not added this disclosure.

Delay of Payments

33. Staff Comment:

Please track the requirements of Section 22(e)(2) more accurately in the disclosure.

Response: We added additional disclosure about the circumstances under which the SEC may declare that an emergency exists.

Designation of Beneficiary

34. Staff Comment:

According to the disclosure, “If any Beneficiary dies at the same time as you, or within fifteen (15) days after your death, but before we receive proof of death and all claim information in Good Order, we will pay any amount payable as though the Beneficiary died first.” Please clarify that this means, if true, payment will be made to the Owner’s estate.

Response: We added disclosure that payment could be made to the Owner’s estate if the Beneficiary(ies) die before the Owner.

The Index-linked Account

35. Staff Comment:

In order to rely on the exclusion provided by Section 989J(a)(1)-(3) of the Dodd-Frank Wall Street Reform and Consumer Protection Act as to an Index-Linked Account offered with variable annuity policies, the company must represent that the policies are in compliance with the conditions set forth in Section 989J(a)(1)-(3) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, rather than in “substantial compliance.” Please revise the disclosure accordingly.

Response: Comment complied with.

The Index-linked Account: Initial Term Strategies

36. Staff Comment:

a.

The disclosure states that an Owner chooses the Interest Crediting Method and Index for each Initial Term Strategy when purchasing the policy. Please clarify, if true, that once chosen, the Interest Crediting Method and Index for each Initial Term Strategy cannot be changed until the Segment Maturity Date of the final Segment of each Initial Term Strategy (5, 6 or 7 years from the Policy Issue Date).

Response: Comment complied with. We also added further clarifying disclosure that on any Segment Maturity Date during an Initial Term Strategy, the Owner can transfer the Segment Value to another available Allocation Option.

b.

According to the disclosure, “On the Segment Maturity Date of the final Segment of an Initial Term Index-linked Strategy, the Segment Value, including any Index-linked Credit, will be transferred automatically to a Recurring Term Strategy with the same Interest Crediting Method and Index, at the Cap Rate or Flat Rate in effect as of the Segment Maturity Date, unless you request otherwise during the period beginning 30 calendar days prior to the Segment Maturity Date.” Please disclose how much notice policyowners will receive regarding new rates prior to the Segment Maturity Date.

Response: We added disclosure that the Owner will be notified at least 30 days before the Segment Maturity Date about the automatic transfer, and that the notice will explain the Owner’s options, including the right to cancel the automatic transfer up to 5 days after the Segment Maturity Date. The notice will not contain Cap Rates and Flat Rates as of the Segment Maturity Date, because rates could change from the notice date to the Segment Maturity Date. We provide the right to cancel within 5 days of the Segment Maturity Date because we recognize that rates could change, and that a rate change could affect the Owner’s decision to allow the automatic transfer. We also added disclosure that the Owner can get information about current Cap Rates and Flat Rates by contacting NYLIAC or their registered representative.

The Index-linked Account, Recurring Term Strategies

37. Staff Comment:

a.

The disclosure notes that Cap Rates and Flat Rates for the Recurring Term Strategies are declared periodically by NYLIAC. Please disclose how far in advance of a Segment Start Date an Owner will receive notice of the new Cap Rates and Flat Rates and how an Owner will obtain the information. Please also describe the type of delivery and notice procedures.

Response: See response to Comment 36.b., above.

b.

Please explain to the staff why the prospectus states that during the Surrender Charge Period, the Cap Rates and the Flat Rates for the Recurring Term Strategies will never exceed the rates on the Policy Data Page applicable to the similar Initial Term Strategies. We may have additional comments.

Response: The purpose of the limitation on Cap Rates and Flat Rates for the Recurring Term Strategies is to reduce any incentive to transfer from the Initial Term Strategies, with their long-term guaranteed rates, to the one-year guaranteed rates of the Recurring Term Strategies. If clients regularly transferred from the Initial Term Strategies to the Recurring Term Strategies, NYLIAC would have to sell the longer duration assets that we purchase to support the Initial Term Strategies at a loss. This sale of assets would in turn require us to lower the Cap Rates and Flat Rates for all Strategies, thereby reducing value to all investors. In addition, higher rates for Recurring Term Strategies could create difficult decisions for Owners and registered representatives regarding, for example, whether to give up a lower Initial Term rate that is guaranteed for 5 or 6 more years, in exchange for a higher Recurring Term rate that is guaranteed for only one year, since Recurring Term rates in the following year could end up lower than the rates of the Initial Term Strategy that the client transferred out of.

The Index-linked Account Interest Rate Crediting Methods, Cap Rate Method

38. Staff Comment:

Please add disclosure explaining that because Index Performance is calculated based on the percentage change in the Index Value measured from the Segment Start Date to the Segment Maturity Date, Index Performance on the Segment Maturity Date could be flat or negative, even if Index Performance has been positive during most of the Segment.

Response: Comment complied with.

The Index-linked Account, Interest Crediting Methods, Flat Rate Method

39. Staff Comment:

Please correct the grammatical error in the last sentence as follows: If the Index Value is lower on the Segment Maturity Date than on the Segment Start Date, from the, we will not apply an Index-linked Credit on the Segment Maturity Date, but we will not deduct negative performance from your Segment Value.

Response: Comment complied with.

The Index-linked Account

40. Staff Comment:

With respect to the last sentence in each of the bulleted sections at the bottom of page 39, please make the following revision to the disclosure: “if the Index Performance is flat or only slightly positive on the Segment Maturity Date.”

Response: Comment complied with.

The Index-linked Account, Indexes

41. Staff Comment:

a.

Please add disclosure that clearly states that the registrant reserves the right to discontinue an index in the middle of a Segment and, as a result, the returns an Owner had anticipated may not be available in those circumstances.

Response: Comment complied with.

b.

According to the disclosure, “If we discontinue an Index prior to a Segment Maturity Date and substitute a similar index, your Segment Value will remain in the Segment and the new Index will be used by the Interest Crediting Method.” Please disclose how the Index Credit is calculated. In particular, will the new Index be used to calculate Index Performance for the entire term or will the original Index be used to calculate Index Performance until it is replaced and the new Index used for the remainder of the Term?

Response: Comment complied with. Index returns will be calculated as if the new Index had been in effect since the Segment Start Date.

c.	Please state the effect of withdrawals as noted in the Partial Withdrawal section (page 34) from the Index-linked Account before the end of a Segment in this section.

Response: Comment complied with.

The Index-linked Account, Interest Crediting Process, and Examples of Interest Crediting

42. Staff Comment:

The disclosure states, “You will not be eligible for an Index-linked Credit for any Segment that terminates before the Segment Maturity Date …” Please explain what this means.

Response: This means that if the Owner withdraws the entire Segment Value before the Segment Maturity Date, we will not apply an Index-linked Credit to the amount that was in that Segment. We added disclosure to clarify that this happens upon a partial withdrawal, surrender or upon receipt of a request for a death benefit from a Beneficiary.

The Fixed Account

43. Staff Comment:

Please revise the last sentence of the second introductory paragraph to state that the disclosures regarding the Fixed Account are subject to certain applicable provisions of the federal securities laws, rather than “may be.”

Response: We respectfully submit that we have retained the existing disclosure in the last sentence regarding applicability of federal securities laws consistent with the Staff’s written guidance on this subject as provided in the Staff’s Industry Comment Letter dated March 7, 1983.

Voting Rights

44. Staff Comment:

a.

The disclosure notes, “To the extent required by law, NYLIAC will vote the Eligible Portfolio shares held in the Investment Divisions at special shareholder meetings of the Funds in accordance with instructions we receive from persons having voting interests in the corresponding Investment Division.” Please describe the circumstances when the Company can override a policyowner vote.

Response: We replaced “to the extent required by law” with “Based on our current interpretation of applicable law”. This response is consistent with the revisions we made in response to a similar Staff comment in October 2017 on the initial Registration Statement for New York Life Variable Annuity – FP Series (333-219400).

b.	If relying on a mixed and shared order, please add disclosure that shares owned by NYLIAC and its affiliates will be proportionately voted.

Response: We note the prospectus discloses as follows: “To the extent required by law, NYLIAC will vote the Eligible Portfolio shares held in the Investment Divisions at special shareholder meetings of the Funds in accordance with instructions we receive from persons having voting interests in the corresponding Investment Division…If we do not receive timely instructions, we will vote those shares in proportion to the voting instructions which are received with respect to all policies participating in that Investment Division. As a result, a small number of policyholders may control the outcome of the vote. We will apply voting instructions to abstain on any item to be voted upon on a pro rata basis to reduce the votes eligible to be cast.” We believe this disclosure is responsive to the Staff’s comment.

Appendix 2, State Variations

45. Staff Comment:

a.

With respect to California, please add the “Living Needs Benefit Surrender Charge Reduction Rider’ and ‘Home Health Care Rider” to the Features/Benefits column. Please disclose that there is a cost for policies issued in California.

Response: As noted above in response to Comment 23.c.i, these riders are not available in California. This has been clarified in the Riders section. Accordingly, we have not added any disclosure about them to Appendix 2.

b.	Cross-references to state variations noted in the Features/Benefits column are confusing. There appear to be no state variations located in the cross-referenced sections of the prospectus (other than California). Please include a cross-reference within the prospectus section noted indicating that a state variation is described in Appendix 2 (and name the state).

Response: Comment complied with.

PART C

Representations as to Reasonableness of Aggregate Fees and Charges

46. Staff Comment:

Please revise the representation to indicate that the fees and charges under the policies, in the aggregate, are reasonable in relation to the services rendered.

Response: Comment complied with.

Signatures

47. Staff Comment:

Please note the signature requirements of Section 6(a) of the Securities Act of 1933 (the “Securities Act”), which requires that the registration statement also be signed by the Registrant’s principal financial officer.

Response: We have noted that Eric Feldstein, one of the signatories, is the principal financial officer.

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We appreciate your review of our responses to your comments received on September 4, 2020. We intend to incorporate these revisions in the Registration Statements by means of pre-effective amendments.

If you have any comments or questions, please feel free to contact me at (914) 846-3888 or Chip Lunde at (202) 965-8139.

Sincerely,

/s/ Laura Molnar Bramson
Laura Molnar Bramson
Associate General Counsel